EXHIBIT 99.1

PROPRIETARY AND CONFIDENTIAL

The purpose of this letter is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, Harborview (the “Investor”) would purchase certain securities of Axion International, Inc. (the “Company”), and the Company would sell such securities to the Investor (a “Transaction”). The terms and conditions set forth herein are subject to change and this letter does not constitute an offer. The issuance and sale of such securities is subject to completion of due diligence to the Investor’s satisfaction, the preparation of definitive documentation to effect the Transaction that is mutually satisfactory to each party and, in the case of the Investor, that the Investor shall have determined that subsequent to the date hereof and prior to the closing of the Transaction, there shall have been no material adverse developments relating to the business, assets, operations, properties, condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole.

Issuer:	Axion International, Inc. (“AXIH” or the “Company”)
Investors:	Harborview Master Fund, L.P. and its affiliates (“Harborview”) and other investors acceptable to Harborview (collectively, the “Investors”). Harborview will invest up to $250,000 in the transaction.
Investment:
Up to $1.0 million of face value Senior Secured Convertible Debentures (the “Debentures”) convertible into AXIH common stock at $1.00 per share (the “Conversion Price”). The Debentures will mature six (6) months after the closing unless extended by Investors holding a majority of the Debentures for up to an additional six (6) months.

Interest:	Interest rate will be 10% per annum. The Company will prepay 6 months of interest which will be held back from the funding at closing.
Rank and Security:
The Debentures will be senior secured obligations of the Company and will be secured by a first priority perfected security interest in all of Company’s assets, including those of its subsidiaries.
The Company will not be permitted to incur additional indebtedness without the Investors’ prior written consent.

Warrants:	Investor will receive 100% warrant coverage to purchase AXIH common stock. The warrants will expire five (5) years after the issue date. The Warrants will have the strike price of $1.20.
Prior Financings:
Upon acceptance of this Term Sheet, the Company must immediately terminate that certain Purchase Agreement, dated February 23, 2010, between the Company and Lincoln Park Capital Fund, LLC and withdraw that certain Registration Statement on Form S-1 (Registration No. 333-165616) originally filed with the SEC on March 22, 2010.

Company Call Option:
At anytime, provided no Event of Default then exists under any of the transaction documents, the Company may redeem up to 100% of the Debentures in full at 120% of par plus accrued and unpaid interest.

Change of Control:
Upon a Change of Control of the Company involving the acquisition of voting control or direction over 50% or more of the Company’s outstanding common stock, Investors will have the right to cause the Company to repurchase the Debentures in cash or shares for the greater of A) 150% of the equity value or B) 150% of the issue price plus accrued but unpaid interest.

PROPRIETARY AND CONFIDENTIAL

Anti-Dilution:	Both Debentures and Warrants will be subject to full-ratchet anti-dilution protection.
Other Transactions:
The Company will not file additional registration statements for six months following the closing without the written consent of the Investors.  The Investors shall be granted a right of first refusal in all financings for a period of 24 months following the closing.

Due Diligence/ Legal Fees:
The Company will pay all of Harborview’s legal and due diligence expenses regardless of whether the transaction is consummated. The Company will advance $40,000 to Harborview as a condition to commence documentation with the balance due upon funding or termination of the transaction.

Harborview Warrrants
As consideration for serving as the lead investor, the Company shall issue Harborview a five year warrant to purchase 10% of the number of shares initially underlying the Debentures at closing at an exercise price of $1.20 per share.

Miscellaneous:	Harborview will have the right to appoint two (2) directors to the Board of Directors concurrently with this transaction.

The parties hereby acknowledge, by their signatures below, their mutual agreement to the above terms and conditions.  The parties agree to negotiate in good faith the contemplated transaction in an expeditious manner.  This term sheet is a non-binding letter of intent and the final agreement between the parties remains subject to the mutual agreement upon definitive documentation.  This document is not intended to create, and it does not create, any legal rights, obligations or consequences other than the obligations of the Company under the paragraph entitled "Due Diligence/Legal Fees".

Agreed to and Accepted by:

Axion International Holdings, Inc.	Harborview Master Fund, L.P.

Name: _____________________________	_____________________________

Date: _____________________________	_____________________________